PROCESSED

MAR 17 2005

THOMSON FINANCIAL

Page 1 of 1

FORM 55-102F6 12g 82-3520

INSIDER REPORT

(See Instructions on the back of this report)

05006488

Notice – Coll... for purposes of th... Some of the requir... disclosed to any per... may contact the secur...

...ersonal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below ...n provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundla... ...rsuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be ... of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, yo... ...y in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PURE GOLD MINERALS INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED: DAY 22 MONTH 03 YEAR 04

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY ___ MONTH ___ YEAR ___

SUPPL

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SHELDON

GIVEN NAMES: DONALD R

NO. STREET APT: 1255 WEST PENDER STREET

CITY: VANCOUVER

PROV: BC POSTAL CODE: V6E 2V1

BUSINESS TELEPHONE NUMBER: 604-687-2038

BUSINESS FAX NUMBER: 604-687-3141

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO

☑ BRITISH COLUMBIA ☐ QUÉBEC

☑ MANITOBA ☑ SASKATCHEWAN

☐ NEWFOUNDLAND

☐ NOVA SCOTIA SEC.

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (Day/Month/Year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/indirect ownership/control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
OPTIONS	4233165	03/02/05	52		26500	.11		4206665		
WARRANTS	250000							250000		
COMMON	1363487	08/01/05	11		107237	.05		1256250		

RECEIVED 2005 MAR 10 A 11:08 OFFICE OF INTERNATIONAL CORPORATE FINANCE

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001/07/25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

dlw 3/17

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): DONALD R. SHELDON SIGNATURE: [signature]

DATE OF THE REPORT: DAY 09 MONTH 03 YEAR 05

TOTAL P.02